Exhibit 99.1

Missfresh Selects Haoxin as its Independent Registered Public Accounting Firm

BEIJING, September 30, 2022 — Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), an innovator in China’s neighborhood retail industry, announced that, on September 29, 2022, the Company engaged Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) as the Company’s independent registered public accounting firm and dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”). The change of the Company’s independent registered public accounting firm was approved by the Audit Committee of the Board of Directors and the Board of Directors of the Company.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships resulting from the announcement; adverse changes in general economic or market conditions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; impact of the COVID-19 pandemic; natural disasters and geopolitical events; and intensity of competition. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

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